Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine month periods ended September 30, 2025

Greenfire Resources Ltd.

Greenfire Resources Ltd.

Condensed Interim Consolidated Balance Sheets (unaudited)

As at		September 30	December 31
($CAD thousands)	note	2025	2024
Assets
Current assets
Cash and cash equivalents		$114,656	$67,419
Accounts receivable	11	52,824	56,417
Inventories		20,549	14,946
Prepaid expenses and deposits		7,396	5,456
Risk management contracts	11	13,000	-
		208,425	144,238
Non-current assets
Property, plant and equipment	3	953,947	960,059
Deferred income tax asset		141,425	153,174
		1,095,372	1,113,233
		1,303,797	1,257,471
Liabilities
Current liabilities
Accounts payable and accrued liabilities		72,920	61,804
Current portion of long-term debt	4	10,719	248,489
Current portion of lease liabilities and other		4,861	7,014
Warrant liability	6	3,333	18,304
Risk management contracts	11	-	248
		91,833	335,859
Non-current liabilities
Long-term debt	4	311,150	80,441
Lease liabilities and other		2,722	2,296
Decommissioning liabilities	5	18,656	17,444
		332,528	100,181
		424,361	436,040
Shareholders’ equity
Share capital	7	166,872	164,402
Contributed surplus		8,314	8,921
Retained earnings		704,250	648,108
		879,436	821,431
		$1,303,797	$1,257,471

Related party transaction (note 13)

See accompanying notes to the unaudited condensed interim consolidated financial statements

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Greenfire Resources Ltd.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss) (unaudited)

		Three months ended September 30		Nine months ended September 30
($CAD thousands, except per share amounts)	note	2025	2024	2025	2024
Revenues
Oil sales	8	$141,137	$193,643	$469,316	$614,077
Royalties		(4,538)	(8,698)	(15,294)	(24,932)
Oil sales, net of royalties		136,599	184,945	454,022	589,145
Gain (loss) on risk management contracts	11	(9,805)	29,925	31,105	(18,568)
		126,794	214,870	485,127	570,577
Expenses
Diluent expense		49,011	67,889	179,295	244,116
Transportation and marketing		11,459	12,481	38,059	38,993
Operating expenses		31,936	40,655	101,688	112,000
General and administrative		4,676	4,815	19,106	13,433
Stock-based compensation	10	1,186	2,365	2,836	5,785
Financing and interest	9	14,001	15,389	39,405	48,604
Depletion and depreciation	3	19,912	17,090	61,497	52,246
Exploration expenses		366	630	1,709	1,764
Other income		(1,069)	(680)	(2,442)	(3,382)
Loss (gain) on revaluation of warrants	6	(1,123)	(389)	(14,971)	6,673
Foreign exchange loss (gain)		5,290	(4,291)	(8,946)	7,496
Total expenses		135,645	155,954	417,236	527,728
Net (loss) income before taxes		(8,851)	58,916	67,891	42,849
Income tax (recovery) expense		(100)	-	11,749	-
Net (loss) income and comprehensive (loss) income		$(8,751)	$58,916	$56,142	$42,849
Net (loss) income per share
Basic	7	$(0.12)	$0.85	$0.80	$0.62
Diluted	7	$(0.12)	$0.82	$0.80	$0.60

See accompanying notes to the unaudited condensed interim consolidated financial statements

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Greenfire Resources Ltd.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

Nine months ended September 30
($CAD thousands)	note	2025	2024
Share capital
Balance, beginning of period		$164,402	$158,515
Issuance of shares on exercise of share units	7,10	2,470	4,019
Balance, end of period		166,872	162,534
Contributed surplus
Balance, beginning of period		8,921	9,788
Stock-based compensation		2,836	5,785
Issuance of shares on exercise of share units	7,10	(3,443)	(5,269)
Balance, end of period		8,314	10,304
Retained earnings
Balance, beginning of period		648,108	526,697
Net income and comprehensive income		56,142	42,849
Balance, end of period		704,250	569,546
Total shareholders’ equity		$879,436	$742,384

See accompanying notes to the unaudited condensed interim consolidated financial statements

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Greenfire Resources Ltd.

Condensed Interim Consolidated Statements of Cash Flows (unaudited)

		Three months ended September 30		Nine months ended September 30
($CAD thousands)	note	2025	2024	2025	2024
Operating activities
Net (loss) income		$(8,751)	$58,916	$56,142	$42,849
Items not affecting cash:
Income tax (recovery) expense		(100)	-	11,749	-
Unrealized loss (gain) on risk management contracts	11	18,940	(36,012)	(13,248)	(10,114)
Depletion and depreciation	3	20,317	17,632	62,245	52,718
Stock-based compensation	10	1,186	2,365	2,836	5,785
Accretion	9	3,478	4,883	7,734	12,493
Foreign exchange loss (gain)		5,505	(4,291)	(9,601)	7,496
Loss (gain) on revaluation of warrants	6	(1,123)	(389)	(14,971)	6,673
Other income		(294)	-	(294)	-
Decommissioning costs		(1,107)	-	(1,107)	-
Change in non-cash working capital	12	10,713	(60,979)	(316)	(33,548)
Cash provided by (used in) operating activities		48,764	(17,875)	101,169	84,352
Financing activities
Repayment of long-term debt	4	(2,046)	(84,278)	(2,053)	(84,278)
Debt redemption premium	4	(102)	(4,214)	(102)	(4,214)
Payment of lease liabilities		(87)	(92)	(2,135)	(192)
Cash used in financing activities		(2,235)	(88,584)	(4,290)	(88,684)
Investing activities
Property, plant and equipment expenditures	3	(17,896)	(21,175)	(55,035)	(74,919)
Acquisitions		-	-	-	(3,714)
Change in non-cash working capital (accrued additions to PP&E)	12	15,169	4,434	6,543	8,319
Cash used in investing activities		(2,727)	(16,741)	(48,492)	(70,314)
Exchange rate impact on cash and cash equivalents held in foreign currency		874	932	(1,150)	2,830
Change in cash and cash equivalents		44,676	(122,268)	47,237	(71,816)
Cash and cash equivalents, beginning of period		69,980	159,977	67,419	109,525
Cash and cash equivalents, end of period		$114,656	$37,709	$114,656	$37,709

See accompanying notes to the unaudited condensed interim consolidated financial statements

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Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

1. CORPORATE INFORMATION

Greenfire Resources Ltd. (the “Company” or “Greenfire”) was incorporated under the laws of Alberta on December 9, 2022. These condensed interim consolidated financial statements (the “financial statements”) are comprised of the accounts of Greenfire and its wholly owned subsidiaries. The Company and its subsidiaries are engaged in the exploration, development and operation of oil and gas properties in the Athabasca oil sands region of Alberta. Greenfire’s common shares are publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFR”. The Company’s corporate head office is located at 1900, 205 5th Avenue SW, Calgary, AB T2P 2V7.

Throughout 2024, certain limited partnerships comprising Waterous Energy Fund and its affiliates (collectively, “WEF”), through a series of transactions acquired a total of 39,300,278 common shares and 2,654,179 common share purchase warrants of Greenfire. The final transaction in this series occurred on December 23, 2024 (the “Change of Control Transaction”), which resulted in WEF holding 56.5% of the Company’s outstanding common shares. At September 30, 2025, approximately 55.9% of the Company’s common shares were owned by WEF.

2. BASIS OF PRESENTATION

Preparation

These financial statements have been prepared in accordance with IAS 34: “Interim Financial Reporting, using the same accounting policies as those set out in Note 3 of the audited annual consolidated financial statements for the year ended December 31, 2024, which were prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Certain disclosures, which are normally required to be included in the notes to the audited annual consolidated financial statements, have been condensed or omitted. The financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and notes thereto for the year ended December 31, 2024.

The Company has adopted all published standards, interpretations or amendments to accounting standards issued by the IASB, that are effective for annual periods beginning on or after January 1, 2025. There was no material impact to the financial statements.

In these financial statements, all amounts are expressed in Canadian dollars (“$CAD”), unless otherwise indicated, which is the Company’s functional currency. These financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at their fair value.

These financial statements were approved by Greenfire’s Board of Directors on November 3, 2025.

Standards issued but not effective

IFRS 18 'Presentation and Disclosure in Financial Statements' was issued in April 2024 by IASB and replaces IAS 1 'Presentation of Financial Statements'. The standard introduces defined structure to the Statement of Comprehensive Income (Loss) with related specific disclosure requirements. IFRS 18 is effective January 1, 2027 and is required to be adopted retrospectively. Early adoption is permitted. The Company is assessing the impact of IFRS 18 on its consolidated financial statements.

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3. PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

($ thousands)	Developed and producing	Right-of-use assets	Corporate assets	Total
Cost
Balance as at December 31, 2024	1,194,384	9,539	618	1,204,541
Additions	57,485	-	350	57,835
Transfers of right-of-use assets	1,545	(1,545)	-	-
Remeasurement of right-of-use assets	-	(2,647)	-	(2,647)
Change in decommissioning liabilities	945	-	-	945
Balance as at September 30, 2025	1,254,359	5,347	968	1,260,674
Accumulated Depletion, Depreciation and Amortization
Balance as at December 31, 2024	243,494	546	442	244,482
Depletion and depreciation (1)	61,803	283	159	62,245
Balance as at September 30, 2025	305,297	829	601	306,727
Net Book Value
Balance at December 31, 2024	$950,890	$8,993	$176	$960,059
Balance at September 30, 2025	$949,062	$4,518	$367	$953,947

(1)	As at September 30, 2025 $1.1 million of depletion and depreciation was capitalized to inventory (December 31, 2024- $0.3 million).

4. LONG-TERM DEBT

Senior Secured Notes

The senior secured notes (the “2028 Notes”) bear interest at the fixed rate of 12.00% per annum payable semi-annually, mature on October 1, 2028. The 2028 Notes are secured by a second priority lien on the Company’s assets and are junior to amounts owing to the Senior Credit Facility lenders.

As at ($ thousands)	September 30, 2025	December 31, 2024
Senior secured notes (“2028 Notes”) $US	$237,473	$238,969
Foreign exchange rate	1.3921	1.4389
Senior secured notes (“2028 Notes”) $CAD	330,586	343,852
Unamortized discount and issuance costs	(8,717)	(14,922)
Total term debt	$321,869	$328,930
Current portion of long-term debt	10,719	248,489
Long-term debt	$311,150	$80,441

The 2028 Notes are not subject to any financial covenants but are subject to certain exceptions and qualifications. The indenture governing the 2028 Notes (the “2028 Indenture”) contains certain non-financial covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, make certain restricted payments, and sell assets. In addition, the Company is required to maintain financial hedges for a minimum of 50% of the forward twelve calendar month forecasted production(1) until the outstanding principal is less than US$100 million, and to limit capital expenditures to US$150(2) million annually until the outstanding principal is less than US$150 million. As at September 30, 2025 the Company was compliant with all covenants.

(1)	Forecasted production is defined by the 2028 Indenture as the Company’s proved developed producing (“PDP”) forecast in the Company’s most recent reserve report, as determined by a qualified and independent reserves evaluator, as prepared to the Canadian standard using National Instrument 51-101.

(2)	On March 10, 2025, the Company completed an amendment to the 2028 Note Indenture to increase the annual capital expenditure limitation from CAD$100 million to US$150 million, until the outstanding principal amount of the 2028 Notes is less than US$150 million.

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As the result of a Change of Control Transaction (Note 1), Greenfire was required to make an offer to repurchase the 2028 Notes, or a portion thereof. This offer expired on February 19, 2025, with $7,000 (US$5,000) of principal tendered for repurchase.

The 2028 Indenture requires the Company to redeem the 2028 Notes using its Excess Cash Flow (“ECF”) every six months (the “ECF Sweep”) at 105% of the principal amount plus accrued and unpaid interest. In addition to mandatory ECF Sweeps, the Company may voluntarily redeem some or all of the 2028 Notes at the redemption prices set out in the table below, inclusive of any applicable make-whole premium calculated on the principal being redeemed:

Redemption type	Applicable period	Premium
Mandatory ECF Sweep: 75% of ECF	Until consolidated indebtedness(3) < US$150 million	5%
Mandatory ECF Sweep: 25% of ECF	Until the 2028 Notes’ outstanding principal < US$100 million	5%
Voluntary	October 1, 2025 to September 30, 2026	6%
Voluntary	October 1, 2026 to September 30, 2027	3%
Voluntary	On or after October 1, 2027	0%

On July 21, 2025, the Company redeemed $2.0 million (US$1.5 million) of the 2028 Notes under the ECF Sweep, with the next redemption, if applicable, due by March 6, 2026. As at September 30, 2025, the carrying value of the Company’s long-term debt was $321.9 million and the fair value was $351.6 million (December 31, 2024 carrying value – $328.9 million, fair value - $371.2 million).

Senior Credit Facility

Greenfire has a reserve-based credit facility (the “Senior Credit Facility”) comprised of an operating facility and a syndicated facility. Total credit available under the Senior Credit Facility is $50.0 million comprised of a $20.0 million operating facility and a $30.0 million syndicated facility.

The Senior Credit Facility is a committed facility available on a revolving basis until May 31, 2026. The Senior Credit Facility may, subject to the lenders’ approval, be extended for a 364-day period. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and any amounts outstanding would be repayable on May 31, 2027. The Senior Credit Facility is subject to a semi-annual borrowing base review, occurring in May and November of each year. The borrowing base is determined based on the lenders’ evaluation of the Company’s hydrocarbon reserves and their commodity price outlook at the time of each borrowing base review.

The Senior Credit Facility is secured by a first priority security interest on substantially all of the assets of the Company and is senior in priority to the 2028 Notes. The Senior Credit Facility contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, and sell assets. The Senior Credit Facility is not subject to any financial covenants.

Amounts borrowed under the Senior Credit Facility bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, adjusted secured overnight financing rate or adjusted Canadian overnight repo rate average, plus a margin of 1.75% to 6.25% based on Debt to EBITDA ratio. A standby fee on the undrawn portion of the Senior Credit Facility ranges from 0.6875% to 1.5625% based on Debt to EBITDA ratio. As at September 30, 2025 and December 31, 2024, the Company had no amounts drawn under the Senior Credit Facility.

(3)	Consolidated indebtedness under the 2028 Indenture includes amounts outstanding under the 2028 Notes, amounts outstanding under the Senior Credit Facility, and any leases that would be classified as a “capital lease” under IAS® 17 – Leases (superseded).

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Letter of Credit Facility

Greenfire maintains a separate $55.0 million letter of credit facility (the “EDC Facility”) with a Canadian bank that is supported by a performance security guarantee from Export Development Canada. The EDC Facility is available on a demand basis. As at September 30, 2025, the Company had $54.0 million (December 31, 2024 - $54.0 million) in letters of credit outstanding under the EDC Facility.

5. DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in petroleum assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted escalated amount of cash flows required to settle its decommissioning liabilities to be approximately $341.1 million (December 31, 2024 - $340.8 million). For the period ended September 30, 2025, a credit-adjusted discount rate of 10.5% (December 31, 2024 - 10.5%) and an inflation rate of 2.0% (December 31, 2024 - 2.0%) were used to calculate the decommissioning liabilities. A 1.0% change in the credit-adjusted discount rate would impact the discounted value of the decommissioning liabilities by approximately $3.4 million with a corresponding adjustment to PP&E. The decommissioning liabilities are estimated to be settled in periods up to year 2077, with the majority being incurred between 2047 and 2077.

A reconciliation of the decommissioning liabilities is provided below:

As at ($ thousands)	September 30, 2025	December 31, 2024
Balance, beginning of period	$17,444	$8,449
Acquisitions	-	12,483
Liabilities incurred	128	27
Change in estimates	817	(5,801)
Decommissioning costs incurred	(1,107)	-
Accretion expense	1,374	2,286
Balance, end of period	$18,656	$17,444

6. WARRANT LIABILITY

The outstanding warrants entitle the holder to purchase one common share of Greenfire, expire on September 19, 2028, and contain a cashless exercise feature, permitting an exercise without the payment of the exercise price by the issuance of a net, lower number of common shares. The warrants are remeasured to their fair value at each reporting period with the change recognized through the statement of comprehensive income (loss). The following table reconciles the warrant liability.

	Nine months ended September 30, 2025		Year ended December 31, 2024
($ thousands, unless otherwise noted)	Warrants (‘000)	Amount	Warrants (‘000)	Amount
Balance, beginning of period	7,527	$18,304	7,527	$18,630
Change in fair value	-	(14,971)	-	(326)
Balance, end of period	7,527	$3,333	7,527	$18,304

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The fair value of each warrant was estimated using the Black Scholes Merton model with the following assumptions:

	September 30, 2025	December 31, 2024
Share price $USD	$4.62	$7.06
Exercise price $USD	$11.50	$11.50
Average risk-free interest rate	4.24%	4.49%
Average expected volatility (1)	41%	45%
Average expected life (years)	3.00	3.75

(1)	Expected volatility has been based on historical share volatility and that of similar market participants.

A 10% change in the share price would impact warrant liability by $1.2 million with a corresponding adjustment to the statement of comprehensive income (loss).

7. SHARE CAPITAL AND PER SHARE AMOUNTS

Share capital

As at September 30, 2025 the Company’s authorized share capital consists of an unlimited number of common shares without a nominal or par value. The following table summarizes the changes to the Company’s common share capital:

	Nine months ended September 30, 2025		Year ended December 31, 2024
($ thousands, unless otherwise noted)	Shares (‘000)	Amount	Shares (‘000)	Amount
Balance, beginning of period	69,718	$164,402	68,642	$158,515
Issued on exercise of share units(1)	535	2,470	1,076	5,887
Balance, end of period	70,253	$166,872	69,718	$164,402

(1)	Differences in the number of exercised units compared to those disclosed in stock-based compensation (Note 10) and the value recognized in contributed surplus relates to withholding taxes on issuances (Note 12).

Per share amounts

The following table summarizes the Company’s basic and diluted net (loss) income per share:

	Three months ended September 30		Nine months ended September 30
(thousands of shares, except per share information)	2025	2024	2025	2024
Weighted average shares outstanding - basic	70,253	69,334	70,083	69,061
Dilutive effect of performance warrants	-	1,673	-	1,569
Dilutive effect of share units	-	1,231	95	930
Weighted average shares outstanding - diluted	70,253	72,238	70,178	71,560
Basic $ per share	$(0.12)	$0.85	$0.80	$0.62
Diluted $ per share	$(0.12)	$0.82	$0.80	$0.60

When computing the diluted net income (loss) per share for the three months ended September 30, 2024, the Company excluded the effect of 0.1 million share units as their effect was anti-dilutive.

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8. REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company’s revenue from contracts with customers consists of diluted and non-diluted bitumen sales.

	Three months ended September 30		Nine months ended September 30
($ thousands)	2025	2024	2025	2024
Diluted bitumen sales	$135,129	$187,066	$445,335	$595,724
Non-diluted bitumen sales	6,008	6,577	23,981	18,353
Oil sales	$141,137	$193,643	$469,316	$614,077

9. FINANCING AND INTEREST

	Three months ended September 30		Nine months ended September 30
($ thousands)	2025	2024	2025	2024
Interest on senior secured notes	$10,130	$10,496	$29,908	$34,915
Other interest	393	10	1,763	1,196
Total finance and interest expense before accretion	10,523	10,506	31,671	36,111
Amortization of issuance costs and premiums (Note 4)	2,899	4,217	5,811	10,621
Accretion of decommissioning obligations (Note 5)	458	631	1,374	1,804
Accretion of lease liabilities	121	35	549	68
Accretion	3,478	4,883	7,734	12,493
Financing and interest expense	$14,001	$15,389	$39,405	$48,604

10. STOCK-BASED COMPENSATION

A summary of the Performance Warrants (“PWs”), Restricted Stock Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”), collectively the share units, issued and outstanding is as follows:

(thousands of units or warrants)	PWs	RSUs	PSUs	DSUs	Total
Outstanding January 1, 2024	3,617	-	-	-	3,617
Granted	-	672	919	21	1,612
Exercised(1)	(1,080)	(519)	-	-	(1,599)
Forfeited / Expired	(17)	(17)	(44)	-	(78)
Balance, December 31, 2024	2,520	136	875	21	3,552
Exercisable, December 31, 2024	2,520	-	-	21	2,541

(thousands of units or warrants)	PWs	RSUs	PSUs	DSUs	Total
Outstanding January 1, 2025	2,520	136	875	21	3,552
Granted	-	13	18	-	31
Exercised(1)	(970)	(48)	-	-	(1,018)
Forfeited / Expired	(152)	(6)	(639)	-	(797)
Cancelled	(1,398)	-	-	(21)	(1,419)
Balance, September 30, 2025	-	95	254	-	349
Exercisable, September 30, 2025	-	-	-	-	-

(1)	Differences in exercised awards compared to those disclosed in share capital (Note 7) relate to withholding taxes on share issuances (Note 12).

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11. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value of Financial Instruments

A number of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining the fair values is disclosed in the notes specific to that asset or liability.

The Company classifies the fair value of financial instruments according to the following hierarchies based on the amount of observable inputs used to value the instruments:

●	Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets;

●	Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability; and

●	Level 3: Significant unobservable inputs for use when little or no market data exists, requiring a significant degree of judgment.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities included on the condensed interim consolidated balance sheets approximates the fair values of the respective assets and liabilities due to the short-term nature of those instruments.

The 2028 Notes are classified as Level 1 in the fair value hierarchy. For purposes of estimating the fair value of this instrument, the Company used the quoted market price of the 2028 Notes. The Company’s risk management contracts and warrant liability are classified as Level 2 in the fair value hierarchy. To estimate the fair value of these instruments, the Company used observable market data and/or other sources utilizing assumptions that market participants would use to determine fair value.

Market Risk

Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates and interest rates, will affect the Company’s cash flow, income, or the value of its financial instruments.

Commodity Price Risk

The Company’s risk management program is designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations, and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

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The Company’s obligations under its 2028 Notes (Note 4) include a requirement to maintain a twelve-month forward commodity price risk management program covering at least 50% of the forecasted PDP production over the next twelve months, as set out in the Company’s most recent reserves report, until the outstanding principal is reduced to below US$100 million.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin with increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The following table summarizes the gross asset and liability positions of the Company’s individual risk management contracts that are offset in the consolidated balance sheets:

As at ($ thousands)	September 30, 2025	December 31, 2024
Gross amount	$17,680	$(1,395)
Amount offset	(4,680)	1,147
Risk management contracts – Asset (Liability)	$13,000	$(248)

The following table summarizes the financial commodity risk management gains and losses:

	Three months ended September 30		Nine months ended September 30
($ thousands)	2025	2024	2025	2024
Realized gain (loss)	$9,135	$(6,087)	$17,857	$(28,682)
Unrealized (loss) gain	(18,940)	36,012	13,248	10,114
Gain (loss) on risk management contracts	$(9,805)	$29,925	$31,105	$(18,568)

As at September 30, 2025, the following financial commodity risk management contracts were in place:

	Instrument	Units	Volume (bbls/d)	Swap Price	Put Price	Call Price
Q4 2025	WTI Fixed Price Swap	C$ / bbl	9,450	$100.85	-	-
Q4 2025	WCS Differential Swap	US$ / bbl	12,600	$(13.50)	-	-
Q1 2026	WTI Fixed Price Swap	C$ / bbl	2,549	$96.95	-	-
Q1 2026	WTI Costless Collar	C$ / bbl	4,951	-	$81.89	$100.16
Q1 2026	WCS Differential Swap	US$ / bbl	14,000	$(12.95)	-	-
Q2 2026	WTI Costless Collar	C$ / bbl	5,027	-	$78.50	$83.84
Q2 2026	WTI Costless Collar	US$ / bbl	2,473	-	$57.00	$65.15
Q2 2026	WCS Differential Swap	US$ / bbl	14,000	$(12.15)	-	-
Q3 2026	WTI Costless Collar	US$ / bbl	7,500	-	$57.34	$66.26
Q3 2026	WCS Differential Swap	US$ / bbl	14,000	$(12.80)	-	-

Greenfire Resources Ltd.	2025 Q3 Financial Statements | 13

Subsequent to September 30, 2025, Greenfire entered into the following financial commodity risk management contracts:

	Instrument	Units	Volume (bbls/d)	Put Price	Call Price
Q4 2026	WTI Costless Collar	US$ / bbl	2,527	$55.00	$62.95

A 10% change in prices for the underlying commodities, related to the Company’s risk management contracts, would have a before-tax impact on net income (loss) of $27.7 million for the three and nine months ended September 30, 2025. The Company’s commodity risk management contracts are held with large reputable financial institutions. As a result, the Company concluded that credit risk associated with its commodity risk management contracts is low.

Foreign Currency Risk Management

The Company is exposed to foreign currency risk on the principal and interest components of its US dollar denominated 2028 Notes (Note 4) and US Dollar denominated cash, cash equivalents, accounts receivables, accounts payables, and accrued liabilities and risk management contracts. As at September 30, 2025, Greenfire’s net foreign exchange risk exposure was a US$207.8 million liability (December 31, 2024 – US$218.4 million liability), and a 10% change in the foreign exchange rate would result in a $28.9 million change in the foreign exchange gain or loss (December 31, 2024 - $31.4 million).

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to interest rate risk related to borrowings drawn under the Senior Credit Facility, as the interest charged on the credit facility fluctuates with floating interest rates. Currently no amounts are drawn on the Senior Credit Facility. The 2028 Notes and letters of credit issued are subject to fixed interest rates and are not exposed to changes in interest rates.

Credit Risk

As at ($ thousands)	September 30 2025	December 31 2024
Trade receivables	$28,694	$47,412
Joint interest receivables	24,130	9,005
Accounts receivable	$52,824	$56,417

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

At September 30, 2025, and December 31, 2024, the Company was exposed to concentration risk associated with its outstanding trade receivables and joint interest receivables balances. Of the Company’s trade receivables at September 30, 2025, 81% was receivable from a single company (December 31, 2024 - 99% receivable from a single company). At September 30, 2025, 100% of the Company’s joint interest receivables were held by a single company (December 31, 2024 - 100% by a single company). Maximum exposure to credit risk is represented by the carrying amount of accounts receivable on the balance sheet. Subsequent to September 30, 2025, the Company has received $5.0 million from its joint interest partner.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s objective in managing liquidity risk is to maintain sufficient available reserves to meet its financial obligations at any point in time. The Company expects to achieve this objective through prudent capital spending, an active commodity risk management program and through strategies such as continuously monitoring forecast and actual cash flows from operating, financing and investing activities, and available credit facilities. Management believes that future cash flows generated from these sources will be adequate to settle Greenfire’s financial liabilities.

Greenfire Resources Ltd.	2025 Q3 Financial Statements | 14

The following table details the Company’s contractual maturities of its financial liabilities:

	September 30, 2025		December 31, 2024
As at ($ thousands)	Less than one year	Greater than one year	Less than one year	Greater than one year
Accounts payable and accrued liabilities	$72,920	$-	$61,804	$-
Risk management contracts	-	-	248	-
Lease liabilities(1)	5,177	4,756	7,669	2,726
Long-term debt(2)	10,719	319,867	260,252	83,600
Total financial liabilities	$88,816	$324,623	$329,973	$86,326

(1)	Amounts represent expected undiscounted cash payments and include lease agreements to which the Company is committed but have not yet commenced.

(2)	Amounts represent undiscounted principal only and exclude interest and transaction costs.

12. SUPPLEMENTAL CASH FLOW INFORMATION

The following table reconciles the net changes in non-cash working capital and other liabilities from the consolidated balance sheet to the consolidated statement of cash flows:

	Three months ended September 30		Nine months ended September 30
($ thousands)	2025	2024	2025	2024
Change in accounts receivable	$7,539	$(20,447)	$3,593	$(13,983)
Change in inventories	(1,904)	(2,600)	(5,603)	(2,257)
Change in prepaid expenses and deposits	(635)	(3,144)	(1,940)	(470)
Change in accounts payable and accrued liabilities	20,840	(29,950)	11,116	(7,025)
	25,840	(56,141)	7,166	(23,735)
Other items impacting changes in non-cash working capital:
Withholding taxes on share units	8	(15)	(973)	(1,250)
Unrealized foreign exchange gain related to working capital	34	(389)	34	(244)
	25,882	(56,545)	6,227	(25,229)
Related to operating activities	10,713	(60,979)	(316)	(33,548)
Related to investing activities	15,169	4,434	6,543	8,319
Net change in non-cash working capital	$25,882	$(56,545)	$6,227	$(25,229)
Cash interest paid (included in operating activities)	$(20,304)	$(22,192)	$(41,987)	$(49,027)
Cash interest received (included in operating activities)	$775	$621	$2,148	$3,392

13. RELATED PARTY TRANSACTION

In 2025, Greenfire agreed to reimburse WEF for approximately $1.9 million of legal fees associated with the Change of Control Transaction (see Note 1) including its adoption of a shareholder rights plan and related hearings before the Alberta Securities Commission, in which WEF was successful. The reimbursement was reviewed and approved by the independent members of the Company’s Board of Directors.

Greenfire Resources Ltd.	2025 Q3 Financial Statements | 15

Corporate Information

Directors

Adam Waterous(1)(4)	Solicitors
Brian Heald(2)
Tom Ebbern(3)	Blake, Cassels & Graydon LLP
Andrew Kim	3500, 855 – 2nd Street S.W.
David Roosth	Bankers Hall East Tower
Henry Hager	Calgary Alberta, Canada
David Knight-Legg	T2P 4J8

(1) Executive Chair of the Board of Directors	Scale LLP
(2) Chair of the Audit Committee	86147, 750 – North Saint Paul Street Ste 250
(3) Chair of the Reserves Committee and Lead Director	Dallas, Texas, United States
(4) Chair of the Compensation and Governance Committee	75201

Officers	Bankers

Colin Germaniuk, P.Eng	Bank of Montreal
President	595 – 8th Avenue SW
Calgary, Alberta, Canada
Travis Belak, CPA, CA	T2P 1G1
Vice President, Finance

Jonathan Kanderka, P.Eng	Auditor
Chief Operating Officer
Deloitte LLP
700, 850 – 2nd Street S.W.
Charles R. Kraus	Calgary, Alberta, Canada
Corporate Secretary	T2P 0R8

Head Office	Reserve Engineers

1900, 205 – 5th Avenue SW	McDaniel & Associates Consultants Ltd.
Calgary, Alberta, Canada	2200, 255 – 5th Avenue S.W.
T2P 2V7	Calgary, Alberta, Canada
www.greenfireres.com	T2P 3G6
NYSE: GFR
TSX: GFR

Greenfire Resources Ltd.	2025 Q3 Financial Statements | 16